December 22, 2014

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Penn Virginia Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 24, 2014

File No. 001-13283

Dear Mr. Skinner:

On December 19, 2014, the Staff of the Securities and Exchange Commission issued a comment letter to Penn Virginia Corporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Pursuant to our conversation on December 19, 2014, the Company acknowledges receipt of the comment letter and undertakes to provide its responses thereto on or before January 15, 2015.

Please contact me at (610) 687-8900 if you need additional information or would like to discuss any questions or comments.

Sincerely,

/s/ Nancy M. Snyder
Nancy M. Snyder
Executive Vice President, Chief Administrative Officer and General Counsel

cc:	Steven A. Hartman

Jenifer Gallagher